UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number 000-50112

Newcastle Resources Ltd.

(Translation of registrant’s name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

NEWCASTLE RESOURCES LTD.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

March 31, 2009

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEWCASTLE RESOURCES LTD.

(An Exploration Stage Company)

INTERIM BALANCE SHEETS

March 31, 2009 and December 31, 2008

(Unaudited – Prepared by Management)

ASSETS	March 31,	December 31,
	2009	2008

Current
Cash	$ 12,578	$ 30,354
Receivables	2,659	4,193

	15,237	34,547
Mineral property – Note 3	23,599	22,525

	$ 38,836	$ 57,072

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 5	$ 50,126	$ 55,073
Advances payable – Note 6	231,176	195,648
Loans payable – Note 6	78,518	76,833

	359,820	327,554

STOCKHOLDER’S DEFICIENCY

Share capital – Note 4	8,827,569	8,827,569
Contributed surplus	236,808	236,808
Deficit	(9,385,361)	(9,334,859)

	(320,984)	(270,482)

	$ 38,836	$ 57,072

Nature and Continuance of Operations – Note 2

Commitments – Note 4

Subsequent Event – Note 8

APPROVED ON BEHALF OF THE BOARD:

“John Toljanich”	Director	“Brent Petterson”	Director
John Toljanich		Brent Petterson

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.

(An Exploration Stage Company)

INTERIM STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

for the three months ended March 31, 2009 and 2008

(Unaudited – Prepared by Management)

	2009	2008

General and administrative expenses
Accounting and audit fees – Note 5	$ -	$ 17,000
Consulting	8,880	-
Interest and bank charges	297	141
Legal fees	17,133	8,182
Management fees – Note 5	6,000	4,000
Rent, office and administration	1,964	-
Transfer agent and filing fees	8,622	1,848
Travel and entertainment	435	-

Loss before other items	(43,331)	(31,171)

Other items
Foreign exchange	(7,171)	(4,646)

Net loss for the period	(50,502)	(35,817)

Deficit, beginning of the period	(9,334,859)	(9,164,589)

Deficit, end of the period	$ (9,385,361)	$ (9,200,406)

Basic and diluted loss per share	$ (0.04)	$ (0.03)

Weighted average number of shares outstanding	1,258,875	1,258,875

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.

(An Exploration Stage Company)

INTERIM STATEMENTS OF CASH FLOWS

for the three months ended March 31, 2009 and 2008

(Unaudited – Prepared by Management)

	2009	2008

Operating Activities
Net loss for the period	$ (50,502)	$ (35,817)
Add item not affecting cash:
Foreign exchange on advances and loans payable	7,163	2,206

	(43,339)	(33,611)
Changes in working capital items related to operations:
Receivables	1,534	(2,011)
Accounts payable and accrued liabilities	(4,947)	(19,201)

	(46,752)	(54,823)

Financing Activity
Advances payable	30,050	76,716

Investing Activity
Mineral property costs	(1,074)	(831)

Increase (decrease) in cash during the period	(17,776)	21,062

Cash, beginning of the period	30,354	4,667

Cash, end of the period	$ 12,578	$ 25,729

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.

(An Exploration Stage Company)

INTERIM STATEMENT OF STOCKHOLDER’S DEFICIENCY

for the years ended December 31, 2007 and 2008

and the three months ended March 31, 2009

(Unaudited – Prepared by Management)

	# of Issued
	Common		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, December 31, 2006	1,174,236	$ 8,509,552	$ 223,323	$ (8,561,672)	$ 171,203

Shares issued for cash on private placements	60,472	147,790	-	-	147,790
Shares issued for cash on exercise of options	24,167	170,227	(133,062)	-	37,165
Stock-based compensation	-	-	146,994	-	146,994
Net loss for the year	-	-	-	(602,917)	(602,917)

Balance, December 31, 2007	1,258,875	8,827,569	237,255	(9,164,589)	(99,765)

Stock-based compensation	-	-	(447)	-	(447)
Net loss for the year	-	-	-	(170,270)	(170,270)

Balance, December 31, 2008	1,258,875	8,827,569	236,808	(9,334,859)	(270,482)

Net loss for the period	-	-	-	(50,502)	(50,502)

Balance, March 31, 2009	1,258,875	$ 8,827,569	$ 236,808	$ (9,385,361)	$ (320,984)

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

March 31, 2009

(Unaudited – Prepared by Management)

Note 1	Interim Reporting

These interim financial statements are unaudited however they include all adjustments which, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All amounts included in financial statements are expressed in Canadian dollars unless otherwise indicated. It is suggested that these interim financial statements be read in conjunction with the Company’s audited December 31, 2008 annual financial statements. These interim financial statements follow the same accounting policies and methods of their application as the audited December 31, 2008 annual financial statements.

Note 2	Nature and Continuance of Operations

The Company was incorporated in the Province of Ontario, Canada, and its common shares are listed for trading on the OTC Bulletin Board in the United States. On November 10, 2008, the Company changed its name from Pan American Gold Corporation to Newcastle Resources Ltd.

On April 18, 2008, the Company’s inactive US subsidiary, Pan American Gold Corporation (Nevada) was dissolved.

On October 7, 2008, the Company’s wholly-owned Mexican subsidiary, Compania Minera P.A.M. de C.V. was declared inactive by the Mexican registrar of companies. On December 2, 2008, the Company disposed of the shares of its Mexican subsidiary.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties in Canada.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete their development, and upon future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

At March 31, 2009, the Company had a working capital deficiency of $344,583 and had an accumulated deficit of $9,385,361. These financial statements have been prepared on the basis that the Company is a going concern. The ability of the Company to continue as a going concern is uncertain and dependent upon obtaining the financing necessary to meet its ongoing obligations and to complete the development of its mineral properties. These financial statements do not reflect any adjustments related to carrying values and classification of assets and liabilities which would be necessary should the Company be unable to continue as a going concern.

Newcastle Resources Ltd.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

March 31, 2009

(Unaudited – Prepared by Management) – Page 2

Note 3	Mineral Property

Lennie Property, Ontario, Canada

Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake area of Ontario, subject to a 2% net smelter return royalty.

Note 4	Share Capital

Authorized:

Unlimited number of common shares without par value

Unlimited number of non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

Share Consolidation:

On November 21, 2008, the Company effected a share consolidation of its issued and outstanding common shares on the basis of one share for every thirty shares held. The consolidation has been applied retroactively to the number of issued common shares in the consolidated statement of shareholders’ deficiency as well as to the numbers of share purchase options and warrants outstanding.

Issued Common Shares:

During the year ended December 31, 2007, the Company issued 27,138 units at US$3.00 per unit for total proceeds of $95,930 pursuant to private placement agreements. Each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at US$6.00 per share until March 9, 2009.

During the year ended December 31, 2007, the Company issued 33,334 units at US$1.50 per unit for total proceeds of $51,860 pursuant to private placement agreements. Each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at US$1.50 per share until August 24, 2009.

No value was attributed to the share purchase warrant contained in the units.

Newcastle Resources Ltd.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

March 31, 2009

(Unaudited – Prepared by Management) – Page 3

Note 4	Share Capital – (cont’d)

Share Purchase Warrants:

A summary of share purchase warrant activity during the year ended December 31, 2007 is presented below:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Outstanding, December 31, 2006	33,333	$24.00
Issued	60,472	$3.52
Expired	(33,333)	$24.00

Outstanding, December 31, 2007	60,472	$3.52

There was no share purchase warrant activity during the year ended December 31, 2008.

On March 5, 2009, 27,138 share purchase warrants expired unexercised.

At March 31, 2009, there were 33,334 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held at US$1.50 until August 24, 2009.

Stock-based Compensation Plan:

Effective September 9, 2008, the Company amended their stock option plan to grant stock options up to a total of 10% of the issued and outstanding common shares of the Company on the date of issue. Stock option vest as specified by the Plan Administrator at the time of grant.

On March 5, 2007, the Company re-priced 40,000 options from US$10.50 to US$6.00 expiring on October 18, 2011. There were no incremental compensation costs resulting from the re-pricing.

On August 24, 2007, the Company re-priced 26,667 options from US$6.00 to US$1.50 expiring on October 18, 2011. There were no incremental compensation costs resulting from the re-pricing.

On September 5, 2007, the Company granted 40,000 stock options exercisable at US$1.50 vesting at various dates through June 5, 2008 and expiring September 5, 2012.

Newcastle Resources Ltd.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

March 31, 2009

(Unaudited – Prepared by Management) – Page 4

Note 4	Share Capital – (cont’d)

Stock-based Compensation Plan: – (cont’d)

A summary of stock option plan activity for the years ended December 31, 2008 and 2007 is presented below:

	Year ended		Year ended
	December 31,		December 31,
	2008		2007
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of year	42,500	US$1.50	40,000	US$10.50
Granted	-	-	106,667	US$3.30
Exercised	-	-	(24,167)	US$1.50
Cancelled	(42,500)	US$1.50	(80,000)	US$7.50

Outstanding, end of year	-	-	42,500	US$1.50

Exercisable, end of year	-	-	22,500	US$1.50

There were no stock options granted during the three months ended March 31, 2009.

The Company uses the Black-Scholes option valuation model to value stock options granted. The Black- Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following assumptions were used:

	2008	2007

Expected dividend yield	-	0%
Expected stock price volatility	-	123%
Risk-free interest rate	-	4.03%
Expected life of options	-	5 years

The grant-date fair value of options granted during the year ended December 31, 2007 was $1.20.

Stock-based compensation expense for the year ended December 31, 2008 was ($447) representing the unvested portion of cancelled stock options previously amortized (2007: $146,994).

Newcastle Resources Ltd.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

March 31, 2009

(Unaudited – Prepared by Management) – Page 5

Note 5	Related Party Transactions

The Company incurred the following charges by officers of the Company or by companies with directors in common with the Company during the three months ended March 31, 2009 and 2008:

	2009	2008

Accounting fees	$ -	$ 5,000
Management fees	6,000	4,000

	$ 6,000	$ 9,000

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At March 31, 2009, accounts payable and accrued liabilities include $826 (December 31, 2008: $525) due to directors of the Company and to companies with directors in common with the Company. Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

Note 6	Advances and Loans Payable

Advances and loans payable are unsecured, non-interest bearing and have no specific terms of repayment. The advances and loans payable are denominated in US dollars (“US$”) for $231,176 (US$185,000) and $78,518 (US$62,834) respectively.

Note 7	Financial Instruments and Risk

Financial Instruments

As at March 31, 2009, the Company’s financial instruments consist of cash, accounts payable, advances payable and loans payable. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies its cash as held-for-trading, other receivable as other financial assets, advances and loans payable as loans and its accounts payable and accrued liability as other financial liabilities.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Newcastle Resources Ltd.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

March 31, 2009

(Unaudited – Prepared by Management) – Page 6

Note 7	Financial Instruments and Risk – (cont’d)

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company’s functional currency is the Canadian dollar. The Company has liabilities denoted in US dollars (“US$). A change in the currency exchange rate between the Canadian dollar relative to the US dollar could have a significant effect on the Company’s results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations in the US dollar, however, the Company’s common shares are issued in US dollars. At March 31, 2009, the Company had advances payable of $231,176 (US$185,000) and loans payable of $78,518 (US$62,834) exposed to foreign exchange risk.

Interest Rate Risk

It is management’s opinion that the Company is not exposed to significant interest rate risk.

Note 8	Subsequent Event

On April 14, 2009, the Company entered into an option and purchase agreement with another public company (the “Purchaser”) to option its 100% interest in the Lennie Property. For this option, the Company will receive $400,000 and 160,000 common shares of the Purchaser over a period of three years, including $100,000 (received) and 40,000 shares (received) on signing of the option and purchase agreement.  A 3% net smelter return royalty is payable to the Company, which includes the underlying 2% royalty. One-third (1% NSR) can be purchased by the purchaser at any time for the sum of $1,000,000. In addition, the Purchaser has committed to incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 in the first year.

NEWCASTLE RESOURCES LTD.

(formerly Pan American Gold Corporation)

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2009

The following management discussion and analysis (“MD&A”) of the financial position and results of operations of Newcastle Resources Ltd. (the “Company”) for the three months ended March 31, 2009 includes information up to and including May 26, 2009 and should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2009 and the audited annual consolidated financial statements for the years ended December 31, 2008, 2007 and 2006. Our financial statements were prepared in accordance with generally accepted accounting principles in Canada. All amounts included in financial statements and MD&A are expressed in Canadian dollars unless otherwise indicated. Additional information relating to our company is available on the SEDAR website at www.sedar.com.

Disclosure Controls and Procedures & Internal Controls over Financial Reporting

Management is responsible for the preparation and integrity of the financial statements, including maintenance of appropriate information systems, procedures and internal controls to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The audit committee meets with management to review the financial statements and the MD&A, and to discuss other financial, operating and internal control matters.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this MD&A constitute “forward-looking statements”. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the various risks and uncertainties set forth in this MD&A.

The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Nature and History of Business

The Company was incorporated under the laws of the Province of Ontario. We are a reporting issuer under the securities laws of the Province of Ontario. We are a foreign private issuer in the United

States. Our common shares trade on the OTC Bulletin Board under the trading symbol “NCSLF”. On November 10, 2008, the Company changed its name from Pan American Gold Corporation to Newcastle Resources Ltd. and effected a share consolidation of its issued and outstanding common shares on the basis of one share for every thirty shares held.

On April 18, 2008, the Company’s inactive US subsidiary, Pan American Gold Corporation (Nevada) was dissolved.

On October 7, 2008, the Company’s wholly-owned Mexican subsidiary, Compania Minera P.A.M. de C.V. was declared inactive by the Mexican registrar of companies. On December 2, 2008, the Company disposed of the shares of its Mexican subsidiary.

The Company is in the business of acquiring, exploring and developing mineral properties.

OVERALL PERFORMANCE

Management Changes

On February 15, 2008, Denny Roman resigned from the board of directors. Mr. Roman was replaced by Brent Petterson. Mr. Petterson is a Certified General Accountant with sixteen years experience in financial reporting matters associated with public companies. He is currently on the board of directors of Garibaldi Resources Corp. and is the CFO of Sniper Resources Ltd.

On March 13, 2008, Giovanni Lopez resigned from the board of directors. Mr. Lopez was replaced by John Toljanich. Mr. Toljanich is a semi-retired businessman with extensive experience as a director of public resource and energy companies.

On May 9, 2008, Steve Bajic resigned from the board of directors and from his position President and CEO of the Company. In addition, Martin Bajic resigned his position as CFO of the Company. Steve Bajic was replaced on the board of directors by Roy Brown. Mr. Brown has spent the past several years working as a consultant to Zena Capital Corp., a public company involved in barite mining in British Columbia, Canada. Mr. Brown is also the President of Roymor Market Services Inc., a private company in the business of assisting public companies in identifying sources of capital. John Toljanich replaced Steve Bajic as President and CEO of the Company. Brent Petterson replaced Martin Bajic as CFO of the Company.

As a result of the above resignations, all outstanding stock options to prior management were cancelled. No new options have been granted.

Restructuring Plan

The Company is continuing with its restructuring plan which included the name change to Newcastle Resources Ltd., the one-for-thirty share consolidation and the private placement of up to 10,000,000 post consolidation shares at US$0.05 per share, all of which were approved by the Company’s shareholders at its annual and special meeting on September 9, 2008. The Company is currently developing its list of shareholders to raise the US$500,000 contemplated in the private placement and anticipates that the placement will close in mid 2009.

The Company will continue to review opportunities in the mining sector with a view to acquiring a new project or projects capable of attracting additional financing and increasing shareholder value.

The Lennie Property

The Company has a 100% interest in the Lennie property, a gold exploration project located in the Red Lake Mining District of Ontario, Canada. In addition to the surface rights, the Company owns ten patented claims for the mineral rights on the Lennie property.

The Lennie Property is strategically located northeast of the Red Lake Gold Mines complex along the same geological contact that hosts the major gold mines in Red Lake. It covers the important unconformity between the ore-hosting Balmer volcanic rocks and the overlying sedimentary rocks. Folded ultramafic rocks and conjugate fault structures will be the focus of an exploration program that will begin immediately on the property, including diamond drilling. The last exploration to occur on the Lennie property was a small, shallow drill program in 1996. That program intersected faults containing mineralized quartz-carbonate veins in Balmer rocks. It is anticipated that deep drilling will begin in the spring to test these potential faults as well as other targets.

On April 14, 2009, the Company entered into an option and purchase agreement with another public company (the “Purchaser”) to option its 100% interest in the Lennie Property. For this option, the Company will receive $400,000 and 160,000 common shares of the Purchaser over a period of three years, including $100,000 (received) and 40,000 shares (received) on signing of the option and purchase agreement.  A 3% net smelter return royalty is payable to the Company, which includes the underlying 2% royalty. One-third (1% NSR) can be purchased by the Purchaser at any time for the sum of $1,000,000. In addition, the Purchaser has committed to incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 in the first year.

The Huicicila Property

In May 2006, we commenced evaluation of the Huicicila property in Nayarit State, Mexico. After completing a due diligence review, a letter agreement was signed to acquire a 100% interest in the Huicicila property, subject to a 3% NSR, by completing the following:

Year 1:

Payment of US$20,000 (paid) at the beginning of the option period and a second payment of US$40,000 six months later. The Company was to complete fieldwork commitments of US$100,000 (paid) on direct exploration of the property. The due date for the second payment was extended until May 12, 2007.

In October 2006, we executed a definitive option agreement for the Huicicila property through the Company’s wholly owned Mexican subsidiary Compania Minera P.A.M., S.A. de C.V.

In fiscal 2007, the Company decided to dispose of its interest in Huicicila property based on difficulty in securing financing. This property required a significant level of expenditure in the summer of 2007 in order to maintain the Company’s interest and consequently the disposition decision was made.

SELECTED ANNUAL INFORMATION

	2008	2007	2006
Total Revenue	Nil	Nil	Nil
Income (loss) before discontinued operations and extraordinary items
Total	(170,270)	(602,917)	(290,284)
Per share	$ (0.14)	$ (0.50)	$ (0.25)
Income (loss) after discontinued operations and extraordinary items
Total	(170,270)	(602,917)	(290,284)
Per share	$ (0.14)	$ (0.50)	$ (0.25)
Total Assets	57,072	35,985	307,117
Long Term Liabilities	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

General and administrative expenses for the year ended December 31, 2008 decreased to $135,915 from $373,800 in the prior year. The Company’s decreased activity in exploration and in general operations caused expenses to decrease in virtually all categories. The largest decrease was in stock based compensation expense as there were no options granted or vested during the current year. The Company was undergoing a corporate reorganization during 2008 and the only expenses that increased were legal and transfer agent, both as a result of the reorganization.

Cash used in operations during the year ended December 31, 2008 was $138,990 compared to $214,112 used in operations in the prior year notably due to decreases in operating expenses as described above.

RESULTS OF OPERATIONS

General and administrative expenses for the three months ended March 31, 2009 increased to $43,331 from $31,171 in the prior period. The Company incurred consulting fees of $8,880 during the current quarter related to an independent assessment of our internal controls over financial reporting. In addition, transfer agent fees were up in comparison to the prior quarter due to the share consolidation and legal fees were up due to the option and purchase agreement concluded on the Lennie property.

Cash used in operations during the three months ended March 31, 2009 decreased to $46,752 from $54,823 in the prior period primarily due to the payment of accounts payable in the prior period.

The following is a summary of our financial results for the eight most recently completed quarters:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,
	2009	2008	2008	2008	2008	2007	2007	2007
Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

Net loss	$50,502	$69,139	$41,334	$23,980	$ 35,817	$74,848	$122,603	$64,805
Per share	$(0.04)	$(0.06)	$(0.03)	$(0.02)	$(0.03)	$(0.06)	$(0.10)	$(0.05)
Per share, fully diluted	$(0.04)	$(0.06)	$(0.03)	$(0.02)	$(0.03)	$(0.06)	$(0.10)	$(0.05)

LIQUIDITY AND CAPITAL RESOURCES

Our financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has financed its operations to date through the issuance of equity and debt. As at March 31, 2009, we had a working capital deficiency of $344,583.

During the year ended December 31, 2008, we received advances for working capital of $US160,000 which were included in current liabilities as advances payable at December 31, 2008. During the three months ended March 31, 2009, we received an additional $US25,000 of advances for working capital. These advances are unsecured, non-interest bearing and have no specific terms of repayment.

Our cash reserves are not sufficient to extinguish our obligations and funds will be required to investigate new projects. The Company will require the continued support of its creditors. Additional advances or equity financings will be required. The Company proposes to complete a private placement of up to US$500,000 through the issuance of up to 10,000,000 post consolidation shares at US$0.05 per share in the near future however there is no assurance that the Company will be able to obtain the financing.

The Company received $100,000 subsequent to March 31, 2009, pursuant to the option and purchase agreement concluded on the Lennie property.

OFF BALANCE SHEET ARRANGEMENTS

None.

RELATED PARTY TRANSACTIONS

The Company incurred the following charges by officers of the Company or by companies with directors in common with the Company during the three months ended March 31, 2009 and 2008:

	2009	2008

Accounting fees	$ -	$ 5,000
Management fees	6,000	4,000

	$ 6,000	$ 9,000

At March 31, 2009, accounts payable and accrued liabilities include $826 (December 31, 2008: $525) due to directors of the Company and to companies with directors in common with the Company. Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

PROPOSED TRANSACTIONS

The Company proposes to complete a private placement of up to US$500,000 through the issuance of up to 10,000,000 post consolidation shares at US$0.05 per share.

CRITICAL ACCOUNTING ESTIMATES

We have adopted amortization policies, which, in the opinion of management, are reflective of the estimated useful lives less abandonment costs, if any, of our assets. We have not currently recorded any amounts in respect of these policies.

In addition, we are capitalizing costs related to the development and furtherance of resource properties. The recovery of those costs will be dependent on our ability to discover and develop economic reserves. Management believes that costs capitalized in respect of these projects are not impaired and no adjustments to carrying values are required at this time.

We use the Black Scholes option valuation model in calculating stock based compensation expense. The model requires that estimates be made of option life and stock price volatility and the ensuing results could vary significantly if changes are made in these assumptions.

CHANGES IN ACCOUNTING POLICIES

Changes in Accounting Policies

Effective on January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” which replaced Section 3861 “Financial Instruments – Disclosure and Presentation”. These sections carry forward the former presentation requirements and increase the emphasis on recognition and management of the risks associated with recognized and unrecognized financial instruments. The adoption of these sections had no impact on the Company’s consolidated financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1506, “Accounting Changes”, to make accounting policy changes only in the event that a change is made within a primary source of generally accepted accounting principles, or where a change is warranted to provide more relevant and reliable information. All accounting policy changes are to be applied retroactively, unless there is no specific transition provision or it is impracticable to do so. Any prior period errors identified also require retroactive application. The adoption of the section did not have any significant impact on the Company’s financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1535, “Capital Disclosures”, to disclose its objectives, policies and processes for managing capital, and compliance with externally imposed capital requirements, if any. The adoption of this standard did not have any significant impact on the Company’s financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, to establish standards for the recognition, measurement and disclosure of goodwill and intangible assets. The adoption of this standard did not have a significant impact on the Company’s financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, to provide revised guidance on management’s responsibility to assess and disclose the Company’s ability to continue as a going concern. The adoption of this standard did not have a significant impact on the Company’s financial statements.

Recent Accounting Pronouncements

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combination and related disclosures. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non-controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”). On February 13, 2008, the AcSB confirmed that the standards will become effective for all publicly accountable enterprises in interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian generally accepted accounting principles and IFRS.

International Financial Reporting Standards (“IFRS”)

The Company will be required to report utilizing IFRS effective on January 1, 2011. In order to accomplish this, the Company will need to have a comparative statement prepared utilizing IFRS available for January 1, 2010. Effectively this means that IFRS will need to be implemented January 1, 2010 with an opening balance sheet.

Our CFO is beginning to familiarize himself with IFRS. In addition, our audit committee will determine whether additional training for our directors and officers is necessary.

During the remainder of 2009, we will determine which International Accounting Standards will affect our financial statements and if there are any choices to be made in the adoption of the new standards.

FINANCIAL INSTRUMENTS

As at March 31, 2009, the Company’s financial instruments consist of cash, accounts payable and accrued liabilities, advances payable and loans payable. The fair values of these financial instruments approximate their carrying values because of their current nature. The Company classifies its cash as held-for-trading, advances and loans payable as loans and its accounts payable and accrued liabilities as other financial liabilities.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company’s functional currency is the Canadian dollar. The Company has liabilities denoted in US dollars (“US$). A change in the currency exchange rate between the Canadian dollar relative to the US dollar could have a significant effect on the Company’s results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations in the US dollar, however, the Company’s common shares are issued in US dollars. At March 31, 2009, the Company had advances payable of $231,176 (US$185,000) and loans payable of $78,518 (US$62,834) exposed to foreign exchange risk.

Interest Rate Risk

It is management’s opinion that the Company is not exposed to significant interest rate risk.

Outstanding Share Data

Issued and Outstanding

At March 31, 2009 and May 26, 2009, there were 1,258,875 common shares issued and outstanding.

Stock-based Compensation Plan

At March 31, 2009 and May 26, 2009, there were no stock options outstanding.

Share Purchase Warrants

At March 31, 2009 and May 26, 2009, there were 33,334 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held at US$1.50 until August 24, 2009.

Risks and Uncertainties

In addition to the other risks and uncertainties set out earlier in this MD&A, the Company is also exposed to the following risks and uncertainties:

General Risk Associated with the Mining Industry

The Company is engaged in the exploration for and development of mineral deposits. We do not have defined mineral resources or reserves on any of our resource properties. Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and most importantly, stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices. Some other factors that affect the financial viability of a given mineral deposit include government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations. Management attempts to mitigate its exploration risk by maintaining a diversified portfolio and a strategy of possible joint ventures with other resource companies which balances risk while at the same time allowing properties to be advanced.

Dependence on Key Personnel

Loss of certain members of the executive team or key operational leaders of the company could have a disruptive effect on the implementation of the Company’s business strategy and the efficient running of day-to-day operations until their replacement is found. Recruiting personnel is time consuming and expensive and the competition for professionals are intense. The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, which may restrict its growth potential.

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, John Toljanich, Chief Executive Officer of Newcastle Resources Ltd. certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Newcastle Resources Ltd. (the “issuer”) for the interim period ended March 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 26, 2009

“John Toljanich”

John Toljanich,

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Brent Petterson, Chief Financial Officer of Newcastle Resources Ltd. certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Newcastle Resources Ltd. (the “issuer”) for the interim period ended March 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 26, 2009

“Brent Petterson”

Brent Petterson,

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newcastle Resources Ltd.

/s/ Brent Petterson

Brent Petterson,

Chief Financial Officer and Director

Date: May 26, 2009

CW2607777.1